EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Nine Months Ended
	September 30,
	2009
Earnings:
Income from continuing operations before income taxes	$436.0
Portion of rents representative of interest expense	4.6
Interest on indebtedness, including amortization of deferred loan costs	0.1
Amortization of capitalized interest	-
Earnings, as adjusted	$440.7

Fixed Charges:
Portion of rents representative of interest expense	$4.6
Interest on indebtedness, including amortization of deferred loan costs	0.1
Capitalized interest	51.7
Total fixed charges	$56.4

Ratio of earnings to fixed charges	7.81	x